UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   GREEN ROBERT K
   2318 W 59th St


   Shawnee Mission, KS  66208
2. Issuer Name and Ticker or Trading Symbol
   Aquila, Inc. (ILAC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   05/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President & CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  03/15/02    B        124,861.0000  A                              D  Direct
Common Stock                                  03/15/02    B        100,587.0000  A               278,450.9865   D  Direct
Common Stock                                                                                     526,005.0000   I  Greenway
Common Stock                                                                                     17,726.0000    I  by Green Family,L
                                                                                                                   .P.
Common Stock                                                                                     5,922.6211     I  by trust 401K
Common Stock                                                                                     9,785.5003     I  by trust CAP Plan

Common Stock                                                                                     3,033.1695     I  by trust SCP

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $18.166700                                                                              09/08/05
(right to buy)
Non-Qualified Stock Option     $18.500000                                                                              02/04/07
(right to buy)
Non-Qualified Stock Option     $19.041700                                                                              02/02/03
(right to buy)
Non-Qualified Stock Option     $19.125000                                                                              02/01/10
(right to buy)
Non-Qualified Stock Option     $23.083300                                                                              02/02/99
(right to buy)
Non-Qualified Stock Option     $23.562700                                                                              02/02/08
(right to buy)
Non-Qualified Stock Option     $28.415000                                                                              01/31/01
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock                   111,291.0000              111,291.0000  I   Greenway
(right to buy)
Non-Qualified Stock Option               Common Stock                   169,680.0000              169,680.0000  I   Greenway
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,475.0000                5,475.0000    I   Greenway
(right to buy)
Non-Qualified Stock Option               Common Stock                   52,000.0000               52,000.0000   I   Greenway
(right to buy)
Non-Qualified Stock Option               Common Stock                   156,000.0000              156,000.0000  I   Greenway
(right to buy)
Non-Qualified Stock Option               Common Stock                   108,000.0000              108,000.0000  I   Greenway
(right to buy)
Non-Qualified Stock Option               Common Stock                   59,000.0000               59,000.0000   I   Greenway
(right to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ By: Sara Henning
    For: Robert K. Green
DATE 05/14/02